Results of January 13, 2005 shareholder meeting
 (Unaudited)



Approval of an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Putnam Master Income Trust to Putnam Premier Income Trust in exchange for the issuance and delivery of shares of beneficial interest of Putnam
Premier Income Trust and the assumption by Putnam Premier
Income Trust of the liabilities of Putnam Master Income
Trust, and the distribution of such shares to the shareholders of Putnam Master Income Trust in complete liquidation of Putnam Master Income Trust.


	Votes	        Votes
	For	        Against		        Abstentions
	27,739,738	1,628,211		1,335,918